
July 16, 2024

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
1340 Reynolds Avenue
Unit 120
Irvine, CA 92614

      Re: Clean Energy Technologies, Inc.
          Amendment No. 2 to Annual Report on Form 10-K
          Filed June 20, 2024
          File No. 001-41654

Dear Kambiz Mahdi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Fang Liu